UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of March 17, 2016

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680, 333-169241 and 333-200999) and Form F-3 (File Nos. 333-183566 and 333-190443), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K consists of the following:

PART I:           CHANGES IN BOARD OF DIRECTORS

The Company hereby reports the following changes in its Board of directors:

Mrs. Galia Druker has notified the Company of her immediate resignation from the Board of Directors of the Company (and from any subcommittee thereof) effective immediately, due to the current financial difficulties the Company is facing.

Mrs. Galia Druker has served as an "External Director" (as defined in the Israeli Companies Law) and was designated as “Independent Director” under NASDAQ Marketplace Rules. As such, Mrs. Galia Druker was a member of the Company's Audit Committee and Compensation Committee, in addition to serving in the Board of directors.

Prior to the aforesaid, Mr. Boris Granovsky has notified the Company of his resignation from the Board of Directors of the Company due to personal reasons. Mr. Boris Granovsky was a director proposed by Stins Coman Incorporated (the Company's controlling shareholder).

Due to the above resignations, the Company's Board of Directors is currently comprised of three directors: Mr. Sergey Anisimov (director and Chairman of the Board), Mr. Israel Frieder and Mr. Hanan Samet.

The Company is making efforts to find suitable replacing directors who will be duly raised for election by the Company's shareholders.

PART II:         ADDITIONAL PRESS RELEASES

This part II consists of the following documents:

Press release dated March 14, 2016: RiT Technologies updates on current cash flow status

A copy of the press release is attached as Exhibit 99.1 to this Form 6-K.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: March 17, 2016	By:	/s/ Amit Mantsur
Amit Mantsur, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press release dated March 14, 2016: RiT Technologies updates on current cash flow status